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EXHIBIT 99-6

Consent of RPS Energy Ltd.

 LETTER OF CONSENT

TO:	Suncor Energy Inc.
The Securities and Exchange Commission
The Securities Regulatory Authorities of Each of the Provinces of Canada

Dear Sirs

Re:    Suncor Energy Inc.

        We refer to the Summary Reserves Report (the "Report") prepared by RPS Energy Ltd. ("RPS Energy") dated March 5, 2010 which provides a summary of RPS Energy's proved and probable reserves evaluations and reviews pursuant to U.S. disclosure requirements of reserves related to Suncor Energy Inc.'s international operations evaluated as at December 31, 2009.

        We hereby consent to the use of our name, reference to and excerpts from the said Report by Suncor Energy Inc. in its Annual Report on Form 40-F and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029), Form F-9 (File No. 333-140797) and Form F-9 (File No. 333-151347) of Suncor Energy Inc., of our Report.

        We have read Suncor Energy Inc.'s Annual Information Form dated March 5, 2010 and the Form 40-F dated March 5, 2010 and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report or that are within our knowledge as a result of the services which we performed in connection with the preparation of the Report.

Yours very truly,
RPS ENERGY LTD.
"RPS ENERGY LTD."
Dr. Graeme Simpson Director, Advisory

Dated: March 5, 2010
Calgary, Alberta
CANADA

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  EXHIBIT 99-6
Consent of RPS Energy Ltd.
LETTER OF CONSENT